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                               December 21, 2023

       Hany Rashwan
       Chief Executive Officer
       Ark 21Shares Bitcoin ETF
       c/o 21Shares US LLC
       477 Madison Avenue
       New York, NY 10022

                                                        Re: Ark 21Shares
Bitcoin ETF
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed December 18,
2023
                                                            File No. 333-257474

       Dear Hany Rashwan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       The Trust's Investment Objective, page 3

   1. Please revise your disclosure here and elsewhere as appropriate to clarify, if true, that the
                                                        Authorized Participants
will not direct the Trust or any third party with respect to purchasing, holding,
delivering, or receiving bitcoin as part of the creation or redemption process. Please also
clarify, if true, that the Trust will be responsible for selecting the
                                                        Bitcoin Counterparty to
purchase or sell the bitcoin.
   2. Please revise to identify the Bitcoin Counterparties with whom the Sponsor has entered into an agreement.
 Hany Rashwan
FirstName LastNameHany
Ark 21Shares Bitcoin ETF Rashwan
Comapany21,
December  NameArk
              2023 21Shares Bitcoin ETF
December
Page 2    21, 2023 Page 2
FirstName LastName
Risk Factors, page 15

3. Please revise your risk factors to discuss the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.
4. To the extent material, please include risk factor disclosure that addresses the risks related to your Bitcoin Custodian and Prime Broker acting in the same capacity for several competing products.
The inability to recognize the economic benefit , page 28

5. Please revise your discussion of Incidental Rights here and throughout the prospectus to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin.
Net Asset Value Determinations
Calculation of Principal Market NAV and Principal Market NAV per Share, page 72

6. We acknowledge your response to comment 8. Please note that we are continuing to consider your response.
Prime Broker, page 84

7. We note your response to prior comment 10. Please revise to quantify or otherwise describe whether there are any limits on the amount of bitcoin that may be held in the
         Trading Balance.
8. Please revise to quantify or otherwise describe the maximum amount of Trade Credit that the Post-Trade Financing Agreement permits to be outstanding at any one time. In addition, please disclose the Trade Credit interest rate. Also disclose the Sponsor's policy regarding when it would utilize Trade Credits (creations, redemptions, payment of
         Sponsors fee, etc.) and whether it generally intends to fund the Trading Balance at the
         Prime Broker with sufficient cash or bitcoin or whether it regularly expects to utilize the
         Post-Trade Financing Agreement.
Creation and Redemption of Shares, page 92

9. Please disclose who will be responsible for the on-chain transaction fees for creation and redemption transactions and any transactions with the Prime Broker. Cash Creation, page 93

10. Please revise to clarify what you mean by the disclosure that on the settlement date, the
         Sponsor will liaise with the Authorized Participant to settle the underlying assets, including what you mean by the terms "liaise" and "underlying assets." Hany Rashwan
FirstName LastNameHany
Ark 21Shares Bitcoin ETF Rashwan
Comapany21,
December  NameArk
              2023 21Shares Bitcoin ETF
December
Page 3    21, 2023 Page 3
FirstName LastName
Potential In-Kind Creation and Redemption of Shares, page 97

11. To the extent the Trust will not permit in-kind transactions when the product launches, please remove the second and third paragraphs of this section. Please also revise to clarify that the timing of applicable regulatory approval is unknown and that there is no guarantee that such regulatory approval will be received. Please also confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets